Exhibit 99.1

For Immediate Release

Company name: DAIICHI SANKYO COMPANY, LIMITED

Representative: Takashi Shoda, President and Representative Director

(Code no.: 4568, First Section, Tokyo, Osaka and Nagoya Stock Exchanges)

Please address inquiries to Toshio Takahashi, Corporate Officer in Charge,

Corporate Communications Department

Telephone: +81-3-6225-1126

Announcement of Business Transfer to

DAIICHI SANKYO HEALTHCARE

Tokyo, March 31, 2006 – DAIICHI SANKYO COMPANY, LIMITED has announced that its wholly owned subsidiaries, Sankyo Company, Limited (Headquarters: Tokyo; President: Yasuhiro Ikegami) and Daiichi Pharmaceutical Co., Ltd. (Headquarters: Tokyo; President: Kiyoshi Morita), will separate the healthcare businesses of both companies as of April 1, 2006, for transfer to DAIICHI SANKYO HEALTHCARE CO., LTD. (Headquarters: Tokyo; President: Moriya Ideguchi) in accordance with the corporate split agreement concluded with DAIICHI SANKYO HEALTHCARE on December 22, 2005. After the business transfer, DAIICHI SANKYO HEALTHCARE will commence business operations on April 3, 2006.

Overview of the Corporate Split

1.	Method of Business Transfer

Sankyo and Daiichi Pharmaceutical will separate their respective healthcare businesses for transfer to the new company, DAIICHI SANKYO HEALTHCARE, through division-merger method.

2.	Allotment of Shares

Upon the split-up, DAIICHI SANKYO HEALTHCARE will issue 1,135 common shares and allot 790 shares to Sankyo and 345 shares to Daiichi Pharmaceutical.

3.	Cash Payment

No cash payment will be made on the corporate split.

4.	Increases in Capital and Capital Reserves

(1)	Capital will be increased by 90 million yen.

(2)	There will be an increase in capital reserves amounting to the sum of assets transferred by Sankyo and Daiichi Pharmaceutical minus transferred liabilities and the above mentioned capital increase.

5.	Rights and Obligations to be Transferred

DAIICHI SANKYO HEALTHCARE will succeed the assets, liabilities, contractual rights and other rights and obligations related to the healthcare business, on the basis of balance sheets and other calculations as of September 30, 2005, pertaining to both Sankyo and Daiichi Pharmaceutical which take into account any increases and decreases until the split-up date.

6.	Split-up Date

April 1, 2006

Overview of DAIICHI SANKYO HEALTHCARE CO., LTD.

(1) Company Name	DAIICHI SANKYO HEALTHCARE CO., LTD.

(2) Established	December 16, 2005

(3) Headquarters (business location)	3-5-1 Nihonbashi-Honcho, Chuo-ku, Tokyo (36-2 Hakozaki-cho, Nihonbashi, Chuo-ku, Tokyo)

(4) Capital	100 million yen

(5) Number of shares held	Sankyo 890 shares (66.7%) Daiichi Pharmaceutical 445 shares (33.3%)

(6) Representative	Moriya Ideguchi, President and Representative Director

(7) Employees	305

(8) Sales	29.6 billion yen (FY ended 3/2005 combined amount of Sankyo and Daiichi)

(9) Main business purposes	Manufacture and sale of drugs, quasi drugs, cosmetics, medical devices, food and beverage, among others

(10) Main products

Lulu (cold remedy)

Karoyan (hair growth agents)

Shin-Sankyo Ichoyaku (gastrointestinal drug)

Patecs (anti-inflammatory analgesic for external use)

Regain (energy drinks)

Lamisil AT (athlete’s foot medicine)

Cystina C (vitamin complex)

Viton Hi (vitamin complex)

Corporate Philosophy and Management Vision of DAIICHI SANKYO HEALTHCARE CO., LTD.

1.	Corporate Philosophy

DAIICHI SANKYO HEALTHCARE aims to contribute in improving quality of life (QOL) of people who wish to be healthier and more beautiful, by continuously providing products and services that are highly satisfying for such people.

2.	Management Vision

DAIICHI SANKYO HEALTHCARE will strive to make its mark as an industry leader, and to obtain the support and trust of all stakeholders. The company will aspire to attain a high level of competitiveness, and continual growth in sales and profits.